

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Andrew Power
President & Chief Executive Officer
Digital Realty Trust, Inc.
5707 Southwest Parkway, Building 1, Suite 275
Austin, TX 78735

>    **Re:  Digital Realty Trust, Inc.**
>    **Form 10-K for the year ended December 31, 2023**
>    **Form 8-K filed May 2, 2024**
>    **File No. 001-32336**

Dear Andrew Power:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 8-K filed May 2, 2024

Exhibit No. 99.1
Definitions, page 31

1.    We note that your measures Core FFO and Adjusted EBITDA contain adjustments for other non-core items. Please tell us what types of revenues or expenses are being added back, and to the extent that these are significant to the non-GAAP measure in future filings, please provide further explanation within your disclosure.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction